BLUEPOINT LINUX SOFTWARE CORP.

4F, Xinyang Building, Bagua 4th Road
Shenzhen, Guamgdong 518029, PR China
Tel: 86-755-2450-750
Fax: 86-755-84528-166

February 29, 2008

By Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attention:	Melissa Feider
Staff Accountant
Mail Stop 4561

Re:          Bluepoint Linux Software Corp.
Form 8-K for the event reported December 4, 2007
Filed December 5, 2007

Dear Ms. Feider:

On behalf of the above-captioned Registrant, we are filing herewith a Current Report on Form 8-K/A for the event reported December 4, 2007.  This filing responds to the Staff’s comment letter dated December 5, 2007 (the “Comment Letter”).  The responses which follow correspond to the comments in the Comment Letter.

Inclusion of interim period in disclosure regarding disagreements with former accountants pursuant to Item 304(a)(1)(iv) of Regulation S-B

1.
We are filing this Current Report on Form 8-K/A, which includes a disclosure regarding the absence of disagreements with our former accountants which covers not only the two most recently completed fiscal years, but also the interim period that continues through December 3, 2007, the date on which our former auditors resigned.  The interim period was included at your request.

Attachment of letter from former accountant

2.
We are filing herewith Exhibit 16.1, the letter from our former auditors, Moores Rowland Mazars, which was referenced in our original report.  Through an administrative error, we inadvertently neglected to attach the letter in our prior filing.

In addition, on behalf of the Registrant, we herewith acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The company believes that the foregoing information responds fully to both of the comments in the Comment Letter.  If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,

Bluepoint Linux Software Corp.

/s/ Xin Liu
Xin Liu,
President